Dreyfus Premier California Tax Exempt Bond Fund, Inc. – Class Z
Registration No. 811-3757

Sub-Item 77M

During the fiscal semi-annual period ended November 30, 2007, Dreyfus Premier California Tax Exempt Bond Fund, Inc. (the "Acquiring Fund") acquired the assets of Dreyfus California Intermediate Municipal Bond Fund (the "Acquired Fund"), as described below.

The Acquiring Fund's Board of Directors, unanimously approved an Agreement and Plan of Reorganization providing for the transfer of all of the Acquired Fund's assets in a tax-free reorganization to the Acquiring Fund, in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the Acquired Fund's stated liabilities.

At a Special Meeting of Shareholders of the Acquired Fund held on May 23, 2007, shareholders of the Acquired Fund voted to approve the Agreement and Plan of Reorganization. The vote of the Acquiring Fund's shareholders was not solicited since their approval or consent was not necessary for the exchange.

After the close of business on June 5, 2007, the Reorganization was consummated and the shares of the Acquiring Fund received by the Acquired Fund’s shareholders were distributed to the Acquired Fund’s shareholders in liquidation of the Acquired Fund. A form N-8F will be filed with the SEC to deregister the Acquired Fund.